Mail Stop 7010

                  January 19, 2006


James A. Cooley
Chief Financial Officer
Alliance One International, Inc.
512 Bridge Street
Danville, Virginia 24541

      Re:	Alliance One International, Inc.
		Form 10-K for the Year Ended March 31, 2005
		Filed on June 14, 2005
		File number 0-06529

Dear Mr. Cooley:

      We have reviewed your filing and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Year Ended March 31, 2005

Note N - Segment Information, page 70

1. We note your determination that your Italian processing
facility
qualified for accounting as a discontinued operation. In this regard, please supplementally support your conclusion that you have
just one reportable segment as defined by SFAS 131.   That is,
tell
us whether you have discrete financial information as contemplated by paragraph 10 of SFAS 131 on a facility by facility basis. Please provide us with your detailed SFAS 131 analysis. This would include your analysis of whether your business is comprised of multiple operating segments meeting the definition provided in SFAS 131, and, if so, how those operating segments meet the aggregation criteria described in paragraph 17, including similar economic characteristics such as gross margin. Submit to us all financial reports given, during the fourth quarter of fiscal 2005 and your most recent quarter, to your chief operating decision makers and board members who are responsible for allocating resources and assessing performance of the enterprise. Tell us whether your conclusions in this regard changed as a result of your May 2005 merger.

		As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Yong Choi, staff accountant at (202) 551-
3758
or Sandy Eisen, senior staff accountant at (202) 551-3864 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,


April Sifford
Branch Chief

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James A. Cooley
Alliance One International, Inc.
January 19, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE